FORM 6-K

SECURITIES EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 of 15d-16 of

The Securities Exchange Act of 1934

For the month of July, 2002.

MANHATTAN MINERALS CORP.
(Registrant's Name)

350 – 885 Dunsmuir Street, Vancouver, BC V6C 1N5
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X Form 40-F ____

[Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____]

MANHATTAN MINERALS CORP.
NEWS RELEASE

July 17, 2002

Toronto Stock Exchange
Trading Symbol: MAN

MANHATTAN ANNOUNCES PRIVATE PLACEMENT AND MANAGEMENT CHANGE

Manhattan Minerals Corp. ("Manhattan") is pleased to announce that it has engaged Dundee Securities Corporation as lead agent in connection with a proposed private placement (the "Private Placement"), on a best efforts basis, of a minimum of 5,300,000 and a maximum of 10,600,000 units of Manhattan (the "Units") at a price of approximately Cdn.$0.95 per Unit. Each Unit will be composed of one common share of Manhattan and one-half of one non-transferable common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of Manhattan at any time until the second anniversary of the closing date of the Private Placement at an exercise price ranging from $1.25 to $1.50 depending upon the date of exercise. Haywood Securities Inc. and Pacific International Securities Inc. have also agreed to act as agents.

The Private Placement is subject to receipt by Manhattan of all necessary regulatory approvals, including the approval of The Toronto Stock Exchange.

The net proceeds received by Manhattan from the sale of the units, will be used to fund ongoing work at Manhattan's Tambo Grande Project, drilling of exploration targets and for working capital purposes.

As well, the Company is pleased to announce that Mr. Charles Smith, President of Manhattan, has been elected to the position of President and Chief Executive Officer, and Dr. Lawrence Glaser will continue as Executive Chairman.

Manhattan is engaged in the acquisition, exploration and development of natural resource properties. Manhattan's focus is in northern Peru, where its principal properties are located. Manhattan's current strategy is to explore and develop the Tambo Grande Project in Peru.

For further information please contact:

Charles B. Smith
President and CEO

Lawrence M. Glaser
Chairman

Tel: (604) 669-3397
www.manhattan-min.com

MANHATTAN MINERALS CORP.
NEWS RELEASE

July 29, 2002

Toronto Stock Exchange
Trading Symbol: MAN

MANHATTAN ANNOUNCES POSTPONEMENT OF PREVIOUSLY ANNOUNCED PRIVATE PLACEMENT, AND A PROPOSED REDUCTION IN EXERCISE PRICE OF WARRANTS

Manhattan Minerals Corp. ("Manhattan") wishes to announce that due to high volatility in equity markets, it has decided to postpone its previously announced private placement until more stable overall market conditions prevail.

Subject to receipt of the approval of the Toronto Stock Exchange, the company proposes to reduce the exercise price of 2,922,500 common share purchase warrants that were issued upon the deemed exercise of 5,845,000 special warrants on September 18th and 20th, 2001. The exercise price of the warrants will be reduced from $1.25 to $0.67 per common share if the warrants are exercised on or before September 18, 2002. The exercise price will be reduced from $1.50 to $1.00 if they are exercised after September 18, 2002 and prior to September 18, 2003, the date of their expiry. The reduction of the exercise price is subject to the approval of two thirds of the warrant holders. All other terms of the purchase warrants remain unchanged.

Manhattan is engaged in the acquisition, exploration and development of natural resource properties. Manhattan's focus is in northern Peru, where its principal properties are located. Manhattan's current strategy is to explore and develop the Tambogrande project in Peru.

For further information please contact:

Mr. Charles Smith
President & CEO

Tel: (604) 669-3397
www.manhattan-min.com

Note: The Company relies on litigation protection for forward-looking statements.

NOT FOR DISTRIBUTION TO U.S. WIRE SERVICES OR DISSEMINATION IN THE U.S.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MANHATTAN MINERALS CORP.
(Registrant)

Date: August 14, 2002

(for) By: [signature]
Lawrence M. Glaser
Chairman of the Board